Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-202
tallyn@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE, LTD. ANNOUNCES FOURTH QUARTER
AND YEAR-END RESULTS

Q4 Revenues Show a 25% Increase Compared to Previous Quarter.

        HERZLIYA, Israel, January 30, 2007 – Optibase, Ltd. (NASDAQ: OBAS) a leader in advanced digital video solutions today announced financial results for the fourth quarter and year ended December 31, 2006.

        Revenues for the fourth quarter ended December 31, 2006 were $5.4 million compared with $3.8 million for the fourth quarter of 2005 and with $4.3 million for the third quarter of 2006. Net loss for the fourth quarter was $162,000 or $0.01 per basic and diluted share compared with a net loss of $3.2 million or $0.24 per basic and diluted share for the fourth quarter of 2005 and with a net loss of $589,000 or $0.04 per basic and diluted share for the third quarter of 2006. Weighted average shares outstanding used in the calculations were approximately 14 million for the fourth quarter of 2006, 13.2 million for the fourth quarter of 2005 and 13.5 million for the third quarter of 2006.

        For the year ended December 31, 2006, revenues were $18 million compared with $19.3 for the year ended December 31, 2005. Net loss for the year ended December 31, 2006 was $3.1 million or $0.22 per basic and diluted share, compared with a net loss of $3.4 million, or $0.26 per basic and diluted share, for the year ended in December 31, 2005. Weighted average shares outstanding used in the calculations were approximately 14 million for the year ended December 2006 and 13.2 million for the year ended in December 31, 2005.

        As of December 31, 2006, the Company had cash, cash equivalents, long terms investments in marketable securities and other financial investments, net, of $42.9 million, and shareholders’ equity of $44.5 million, compared with, $44.9 million and $44.8 million as of December 31, 2005.

        Based on recent assessments in accordance with SFAS 144, we have decided to present the non-linear editing product line operation, which was sold in Q3 2005, as discontinued operations. Comparable results for 2005 have been adjusted accordingly.

        Danny Lustiger, CFO of Optibase, said, “We are very pleased with the progress we achieved during the fourth quarter. While 2006 was a challenging year, we saw continued progress for both Optibase and the broader IPTV market. Our IPTV business was particularly strong in the fourth quarter, having accounted for more than 40% of our quarterly sales. We entered 2007 with a healthy backlog, and while some uncertainty in the IPTV market remains, we are increasingly encouraged by the signs we see from telecom operators and service providers.”

Conference Call

        Optibase has scheduled a conference call for 9 a.m. EST today, January 30, to discuss the fourth quarter results. For those unable to participate there will be replay available from 12:00 p.m. EST January 30, 2007, through 11:59 p.m. EST, February 6, 2007. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 8357707.

OPTIBASE REPORTS/2

        Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to our future events or our future performance, including statements regarding the IPTV market and the demand for our IPTV products. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, fierce competition in the digital video and streaming market, failure to meet technological changes in the market, our ability to manage growth and expansion, general economic conditions and other risk factors. We cannot guarantee future results, levels of activity, performance or achievements. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. These factors are updated from time to time through the filing of reports and registrations statements with the Securities and Exchange Commission. Optibase Ltd. does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

2

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2006

	Year ended		Three months ended
	December 31 2006 $ Unaudited	December 31 2005 $ Audited	December 31 2006 $ Unaudited	December 31 2005 $ Unaudited

Revenues	17,977	19,343	5,401	3,755
Gross profit	10,261	11,535	3,069	2,022
Operating expenses
Research and development, net	4,208	4,001	979	1,004
Selling, general and administrative	10,423	10,690	2,307	2,726

Total operating expenses	14,631	14,691	3,286	3,730
Operating loss	(4,370)	(3,156)	(217)	(1,708)
Other income (expenses)	(171)	(622)	1	(199)
Financial income (expenses), net	1,406	1,583	60	(1,332)
Net loss before tax	(3,135)	(2,195)	(156)	(3,239)
Provision for tax	-	-	-	-
Net loss from continuing Operations	(3,135)	(2,195)	(156)	(3,239)

Income (loss) related to discontinued operations	15	(1,250)	(6)	31

Net loss	(3,120)	(3,445)	(162)	(3,208)

Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	1,566	(3,056)	987	385
Total comprehensive (loss) Income	(1,554)	(6,501)	825	(2,823)

Basic and diluted net loss per share from
continuing operations	$(0.22)	$(0.17)	$(0.01)	$(0.24)

Basic and diluted net (loss) Income per share
from discontinued operations	$0.00	$(0.09)	$(0.00)	$0.00

Basic and diluted net loss per share	$(0.22)	$(0.26)	$(0.01)	$(0.24)

Number of shares used in computing
Basic and diluted (Loss) Income per share	13,962	13,188	13,993	13,225

Amount in thousands, except per share data

3

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2006	December 31 2005
	Unaudited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	40,695	18,199
Trade receivables net of bad debts	4,544	2,314
Inventories	4,147	4,101
Other receivables and prepaid expenses	1,272	1,351
Assets Related To Discontinued Operations	115	343

Total current assets	50,658	25,965

Long term investments in marketable securities	2,207	26,742
Other long term investments	2,658	2,428
Total long term investments	4,865	29,170

Fixed assets, net	1,700	1,505
Other assets, net	-	-

Assets Related To Discontinued Operations	115	343

Total assets	57,338	56,983

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	1,764	2,376
Accrued expenses and other liabilities	8,555	7,295
Liabilities Related To Discontinued Operations	155	254

Total current liabilities	10,474	9,925

Accrued severance pay	2,371	2,222

Total shareholders' equity	44,493	44,836

Total liabilities and shareholders' equity	57,338	56,983

Amounts in thousands

4